UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PAVMED INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

70423R 102

(CUSIP Number)

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

Eric T. Schwartz, Esq.

Graubard Miller

405 Lexington Avenue, 11th Floor

New York, New York 10174

(212) 818-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lishan Aklog
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,504,367
	8	SHARED VOTING POWER 5,686,562
	9	SOLE DISPOSITIVE POWER 7,504,367
	10	SHARED DISPOSITIVE POWER 5,686,562

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,190,929
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Pavilion Venture Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,677,102
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,677,102
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,677,102
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) HCFP/Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,646,562
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,646,562
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,646,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 70387R 106	SCHEDULE 13D	Page 5 of 10 Pages

This Amendment No. 1 (this “Amendment No. 1”) filed by Lishan Aklog (“Aklog”), Pavilion Venture Partners LLC (“Pavilion”) and HCFP/Capital Partners III LLC (“HCFP/CPIII,” and together with Aklog, the “Reporting Persons”) amends and restates the Schedule 13D filed by Aklog, Pavilion, HCFP/CPIII and Ira Scott Greenspan on May 13, 2016 (the “Original Schedule 13D,” and as amended, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and restates the Original Schedule 13D in its entirety

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 17,201,052 shares of Common Stock outstanding as of January 25, 2018.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at One Grand Central Place, Suite 4600, New York, New York 10165.

Item 2. Identity and Background.

Aklog’s business address is One Grand Central Place, Suite 4600, New York, New York 10165. Pavilion’s business address is 10 Hickory Pine Court, Purchase, New York 10577. HCFP/CPIII’s business address is 420 Lexington Ave, Suite 300, New York, New York 10170. Aklog has been the Issuer’s Chairman and Chief Executive Officer since its inception on June 26, 2014. Each of Pavilion and HCFP/CPIII is a private financial advisory and investment firm. Aklog is the manager of Pavilion and is a co-manager of HCFP/CPIII, along with Ira Scott Greenspan.

None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Aklog is a citizen of the United States. Each of Pavilion and HCFP/CPIII is Delaware limited liability companies.

Item 3. Sources of Funds.

In June 2014, in connection with the Issuer’s organization, (i) HCFP/CPIII, of which Aklog is a co-manager, acquired 2,030,000 shares of Common Stock for $0.001 per share, and warrants to purchase an additional 2,187,500 shares of Common Stock at an exercise price of  $2.50 per share for $0.0001 per warrant, for an aggregate purchase price and total consideration of $2,248.75, and (ii) Pavilion acquired 870,000 shares of Common Stock for $0.001 per share, and warrants to purchase an additional 937,500 shares of Common Stock at an exercise price of $2.50 per share for $0.0001 per warrant, for an aggregate purchase price and total consideration of  $963.75. HCFP/CPIII and Pavilion used their working capital for such purchases.

In July 2014, (i) HCFP/CPIII acquired 20,000 units from the Issuer, and (ii) Pavilion acquired 30,000 units from the Issuer, in each case for a purchase price of $0.50 per unit, for an aggregate purchase price of $10,000 and $15,000 for HCFP/CPIII and Pavilion, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $2.50. HCFP/CPIII and Pavilion used their working capital for such purchases.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 6 of 10 Pages

In September 2015, the Issuer effected a 2.7872582-for-1 forward stock split by way of a stock dividend of 1.7872582 shares for each outstanding share.

On April 27, 2016, Pavilion sold 300,000 warrants to HCFP Inc., in a private transaction for a purchase price of $0.20 per warrant, or an aggregate of $60,000.

On April 28, 2016, as part of the Issuer’s initial public offering (the “IPO”), (i) Pavilion acquired 12,000 units from the Issuer, (ii) HCFP/Capital Partners IIIB LLC, an entity managed by HCFP/CPIII, acquired 125,000 units from the Issuer, and (iii) HCFP/AG LLC, an entity co-managed by Aklog, acquired 20,000 units from the Issuer, in each case for a purchase price of $5.00 per unit, for an aggregate purchase price of $60,000, $625,000 and $100,000 for Pavilion, HCFP/Capital Partners IIIB LLC and HCFP/AG LLC, respectively. Each unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock. Each entity used its working capital for such purchases.

In addition, upon the closing of the IPO, the warrants beneficially owned by the Reporting Persons prior to the IPO became warrants with terms identical to those issued in the IPO, including the exercise price per share. The warrants issued by the Issuer in the IPO and the warrants issued by the Issuer prior to the IPO are collectively referred to herein as the “Series W Warrants.”

The Series W Warrants are governed by a warrant agreement (the “Warrant Agreement”), dated as of April 28, 2016, by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. Pursuant to the Warrant Agreement, the Series W Warrants have an exercise price of $5.00 per share, subject to adjustment, are currently exercisable and expire on January 29, 2022. In addition, the Issuer may redeem the outstanding Series W Warrants (other than those outstanding prior to the IPO held by the Issuer’s management and founders, and the members thereof), at the Issuer’s option, in whole or in part, at a price of $0.01 per warrant: at any time while the warrants are exercisable; upon a minimum of 30 days’ prior written notice of redemption; if, and only if, the volume weighted average price of the Common Stock equals or exceeds $10.00 (subject to adjustment) for any 20 consecutive trading days ending three business days before the Issuer issues its notice of redemption, and provided the average daily trading volume in the Common Stock is at least 20,000 shares per day; and, if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants. However, the Series W Warrants held by HCFP/CPIII and Pavilion prior to the IPO are not subject to redemption as long as such warrants remain held by them or their affiliates. Furthermore, pursuant to letter agreements between the Issuer and each of HCFP/CPIII and Pavilion (the “Warrant Exercise Agreements”), the Series W Warrants held by HCFP/CPIII and Pavilion prior to the IPO may be exercised on a cashless basis as long as such warrants remain held by them (or certain permitted transferees).

In connection with the closing of the IPO, on April 28, 2016, the Issuer granted a stock option to purchase 278,726 shares of Common Stock to Aklog, with an exercise price of $5.00 per share (the “Option”). The Option expires ten years from the grant date, and vests as to 3/36 of the underlying shares on July 28, 2016 and as to 1/36 of the underlying shares on each of the 33 monthly anniversaries thereafter.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 7 of 10 Pages

In open market transactions subsequent to the IPO and prior to the date hereof, Aklog acquired 71,489 shares of Common Stock and 50,450 Series W Warrants for an aggregate purchase price of $620,221. Aklog used his personal funds for such purchases. Of such shares, Aklog purchased 285 shares in the name of his daughter and 300 shares in the name of his son.

On November 22, 2017, HCFP/CPIII contributed 67,317 shares of Common Stock and 67,317 Series W Warrants to HCFP/Capital Partners IIIB LLC, for no consideration. On the same day, HCFP/Capital Partners IIIB LLC distributed all of the Issuer securities held by it, consisting of 192,317 shares of Common Stock and 192, 317 Series W Warrants, to its members, on a pro rata basis. None of the Reporting Persons was a member of HCFP/Capital Partners IIIB LLC.

On December 21, 2017, HCFP/CPIII distributed all 5,646,562 shares of Common Stock owned by it to its members, on a pro rata basis. In the distribution, Aklog received 1,346,423 shares of Common Stock (645,346 shares of which he immediately contributed to Pavilion for no consideration). Two of the members of HCFP/CPIII, who are also members of Pavilion, received an aggregate of 1,290,692 shares of Common Stock in the distribution, and immediately contributed such shares to Pavilion for no consideration. Accordingly, Pavilion received 1,936,038 shares of Common Stock in connection with the distribution by HCFP/CPIII.

On December 21, 2017, Aklog’s son and daughter each received 1,000 shares of Common Stock from a third party, as a gift for no consideration.

On December 22, 2017, Aklog transferred 150,000 shares of Common Stock to a charitable fund, as a gift for no consideration.

On February 2, 2018, Aklog transferred 34,153 shares of Common Stock to a third party, as a gift for no consideration.

Item 4. Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

The Issuer intends to offer the holders of the Company’s outstanding Series W Warrants with the opportunity to exchange each Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”). Each Series Z Warrant is expected to be exercisable for one share of Common Stock at an exercise price of $3.00 per share until April 30, 2024. The Issuer also intends to conduct a rights offering, Pursuant to the rights offering, the Issuer expects to distribute to the holders of outstanding shares of its Common Stock, for no consideration, one transferable right to purchase a new unit of the Company’s securities for each share of Common Stock outstanding. Each unit is expected to be comprised of one share of Common Stock and one Series Z Warrant. The rights are expected be exercisable at a price of $2.25 per unit. As Chairman and Chief Executive Officer of the Issuer, Aklog participated in the approval of these offerings. In addition, Aklog, Pavilion and HCFP/CPIII presently intend to tender the Series W Warrants beneficially owned by them in the exchange offer.

In addition, the Reporting Persons may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Series W Warrants (or Series Z Warrants, if the Series W Warrants are exchanged as described above) and the Option. In addition, Aklog expects that, in the future, HCFP/CPIII will distribute the Series W Warrants (or Series Z Warrants, if the Series W Warrants are exchanged as described above) held by it to its members, on a pro rata basis.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 8 of 10 Pages

At the date of this Schedule 13D, none of the Reporting Persons, except as set forth in this Schedule 13D, and as consistent with Aklog’s position as Chairman and Chief Executive Officer of the Issuer, has any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Aklog is the beneficial owner of 13,190,929 shares of Common Stock, representing 52.1% of the Issuer’s outstanding Common Stock. This amount includes (i) 588,413 shares of Common Stock owned by Aklog, 50,450 shares of Common Stock subject to Series W Warrants owned by Aklog, which are currently exercisable, and 185,817 shares of Common Stock subject to the Option owned by Aklog, as to which such Option is currently exercisable or will become exercisable within 60 days, in each case, over which Aklog has sole voting and dispositive power; (ii) 1,285 shares of Common Stock owned by Aklog’s daughter, over which Aklog may be deemed to have sole voting and dispositive power; (iii) 1,300 shares of Common Stock owned by Aklog’s son, over which Aklog may be deemed to have sole voting and dispositive power; (iv) 6,667,102 shares of Common Stock owned by Pavilion as described below, over which Aklog, as a member and sole manager of Pavilion, has sole voting and dispositive power; (v) 5,646,562 shares of Common Stock owned by HCFP/CPIII as described below, over which Aklog, as a member and a co-manager of HCFP/CPIII, shares voting and dispositive power; and (v) 40,000 shares of the Common Stock owned by HCFP/AG LLC as described below, over which Aklog, as a manager of HCFP/AG LLC, shares voting and dispositive power. This amount excludes 92,909 shares of Common Stock subject to the Option owned by Aklog, as to which such Option is not currently exercisable and will not become exercisable within 60 days.

Pavilion is the beneficial owner of 6,677,102 shares of Common Stock, or approximately 34.4% of the Issuer’s outstanding Common Stock. This amount includes 4,456,570 shares of Common Stock and 2,220,532 shares of Common Stock subject to Series W Warrants owned by Pavilion, which are currently exercisable. Pavilion has sole voting and dispositive power over such shares.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 9 of 10 Pages

HCFP/CPIII is the beneficial owner of 5,646,562 shares of Common Stock, or approximately 24.7% of the Issuer’s outstanding Common Stock. This amount includes 5,646,562 shares of Common Stock subject to Series W Warrants owned by HCFP/CPIII, which are currently exercisable.

HCFP/AG LLC is the beneficial owner of 40,000 shares of Common Stock, which amount includes 20,000 shares of Common Stock and 20,000 shares of Common Stock subject to Series W Warrants owned by HCFP/AG LLC, which are currently exercisable.

In the past 60 days, Aklog and Pavilion have effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Items 3 and 4 of this Schedule 13D relating the Warrant Agreement and the Warrant Exercise Agreements is incorporated herein by reference.

The descriptions of the Warrant Agreement and the Warrant Exercise Agreements are qualified by reference to the full text of such agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of February 14, 2018, by and among Lishan Aklog, M.D., Pavilion Venture Partners LLC and HCFP/Capital Partners III LLC.

99.2	Form of Warrant Agreement (incorporated by reference from Exhibit 4.3 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.3	Form of Letter Agreement with HCFP/Capital Partners III LLC (incorporated by reference from Exhibit 10.4.1 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

99.4	Form of Letter Agreement with Pavilion Venture Partners LLC (incorporated by reference from Exhibit 10.4.2 to the Issuer’s Registration Statement on Form S-1 filed on April 22, 2015).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2018

/s/ Lishan Aklog
Lishan Aklog

PAVILION VENTURE PARTNERS LLC

By:	/s/ Lishan Aklog
Name:	Lishan Aklog
Title:	Manager

HCFP/CAPITAL PARTNERS III LLC

By:	/s/ Lishan Aklog
Name:	Lishan Aklog
Title:	Co-Manager